UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 14, 2023, Chijet Motor Company, Inc. issued a press release providing further commentary on its financial results for the first half of 2023. A copy of this press release is furnished as Exhibit 99.1 hereto.

EXHIBITS INDEX

Exhibit No.	Description
99.1	Press Release Dated December 14, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Chijet Motor Company, Inc.

Date: December 14, 2023	By:	/s/ Mu Hongwei
	Name:	Mu Hongwei
	Title:	President and Chief Executive Officer